EXHIBIT 99.1

QuarterlyReport to Shareholders

TransCanada Reports Solid Third Quarter 2017 Financial Results
Diversified, Low-Risk Business Strategy Continues to Drive Performance

CALGARY, Alberta – November 9, 2017 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced net income attributable to common shares for third quarter 2017 of $612 million or $0.70 per share compared to a net loss of $135 million or $0.17 per share for the same period in 2016. Comparable earnings for third quarter 2017 were $614 million or $0.70 per share compared to $622 million or $0.78 per share for the same period in 2016. TransCanada's Board of Directors also declared a quarterly dividend of $0.625 per common share for the quarter ending December 31, 2017, equivalent to $2.50 per common share on an annualized basis.
"During the third quarter of 2017, our diversified portfolio of high-quality, long-life energy infrastructure assets continued to perform very well," said Russ Girling, TransCanada's president and chief executive officer. "While comparable earnings are lower compared to the same quarter in 2016, the reduction is largely attributable to completing the sale of our U.S. Northeast Power generation portfolio in second quarter 2017. Over the first nine months of this year, financial performance has been very strong with comparable earnings per share increasing 12 per cent compared to the same period in 2016. Looking forward, we anticipate continued solid financial performance as over 95 per cent of our earnings before interest, taxes, depreciation and amortization (EBITDA) is expected to come from regulated or long-term contracted assets."
"In the third quarter, we continued to advance our near-term capital program by placing the Grand Rapids pipeline into service. In addition, we continue to progress $24 billion of other near-term capital projects that are expected to generate significant growth in earnings and cash flow and support an expected annual dividend growth rate at the upper end of an eight to 10 per cent range through 2020," added Girling. "We have invested approximately $10 billion into these projects to date and are well positioned to fund the remainder of this capital program over the next few years through our strong internally generated cash flow and access to capital markets on compelling terms. To date in the fourth quarter we have recovered approximately $0.6 billion of development costs associated with the Prince Rupert Gas Transmission project and agreed to sell our Ontario solar portfolio for approximately $540 million. The proceeds will be used to fund a portion of our capital program and for general corporate purposes."
"Despite the disappointing termination of the Energy East, Eastern Mainline and Upland projects, we continue to progress a number of additional medium to longer-term organic growth opportunities in our three core businesses of natural gas pipelines, liquids pipelines and energy in Canada, the United States and Mexico. Success in advancing Keystone XL or other growth initiatives, including the Bruce Power life extension, could further augment or extend the Company’s dividend growth outlook," concluded Girling.
Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	Third quarter 2017 financial results
◦Net income attributable to common shares of $612 million or $0.70 per share
◦Comparable earnings of $614 million or $0.70 per share
◦Comparable earnings before interest, taxes, depreciation and amortization of $1.7 billion
◦Net cash provided by operations of $1.2 billion
◦Comparable funds generated from operations of $1.3 billion
◦Comparable distributable cash flow of $769 million or $0.88 per common share

•	Declared a quarterly dividend of $0.625 per common share for the quarter ending December 31, 2017

•	Placed the $0.9 billion Grand Rapids pipeline in service

•	Received approval from Canada's National Energy Board (NEB) to commence service on the Canadian Mainline long-term fixed price service effective November 1, 2017

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After careful review of changed circumstances, announced the termination of Energy East and related projects and expect an estimated $1 billion after-tax non-cash charge will be recorded in fourth quarter 2017

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In October, received $0.6 billion related to development costs and carrying charges on the Prince Rupert Gas Transmission (PRGT) project following Progress Energy's decision to terminate their agreement with us

•	Raised $1 billion in proceeds through a Canadian offering of Medium Term Notes maturing in 2028 and 2047

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On October 25, announced an agreement to sell our Ontario solar portfolio for approximately $540 million with proceeds to be used to partially fund our near-term capital program. The transaction is expected to result in an estimated $100 million after-tax gain to be recognized upon closing

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In November, the $1 billion Northern Courier pipeline achieved commercial in-service, and we placed the US$0.4 billion Rayne XPress pipeline and the US$0.3 billion Gibraltar project in service. We expect to bring the US$1.6 billion Leach XPress project in service in early January 2018

•	Advanced the Portland XPress and Buckeye XPress projects to move additional gas across our pipeline network
Net income attributable to common shares increased by $747 million to $612 million or $0.70 per share for the three months ended September 30, 2017 compared to the same period last year. Net income per common share in third quarter 2017 includes the dilutive effect of issuing 60 million common shares in fourth quarter 2016. Third quarter 2017 results included an additional $12 million after-tax net loss on sales of U.S. Northeast Power assets, an after-tax charge of $30 million for integration-related costs associated with the acquisition of Columbia and an $8 million after-tax charge related to the maintenance of Keystone XL assets. Third quarter 2016 included a $656 million after-tax goodwill impairment charge, an after-tax charge of $67 million related to costs associated with the acquisition of Columbia, recognition of $28 million of income tax recoveries resulting from a third party sale of Keystone XL project assets, a $9 million after-tax charge related to Keystone XL maintenance and liquidation costs and $3 million of after-tax costs related to the sale of our U.S. Northeast Power business. All of these specific items as well as unrealized gains and losses from changes in risk management activities, are excluded from comparable earnings.
Comparable earnings for third quarter 2017 were $614 million or $0.70 per share compared to $622 million or $0.78 per share for the same period in 2016, a decrease of $8 million or $0.08 per share. Comparable earnings per share for the three months ended September 30, 2017 include the dilutive effect of issuing 60 million common shares in fourth quarter 2016. The decrease in third quarter comparable earnings was primarily due to the net effect of the monetization of our U.S. Northeast Power generation assets in second quarter 2017 and a lower contribution from U.S. Natural Gas Pipelines primarily due to the timing of funding contributions to the Columbia Gas defined benefit pension plan, partially offset by higher ANR transportation revenues resulting from a Federal Energy Regulatory Commission (FERC)-approved rate settlement, effective August 1, 2016, higher AFUDC on our rate-regulated U.S. Natural Gas Pipelines, lower interest expense mainly due to the repayment of the remaining bridge facilities that partially funded the acquisition of Columbia, higher interest income and other primarily due to realized gains in 2017 compared to realized losses in 2016 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income and income recognized on the termination of the PRGT project, higher contribution from Liquids Pipelines primarily due to higher Keystone volumes and the commencement of operations on Grand Rapids, higher earnings from Bruce Power mainly due to improved results from contracting activities, and a higher contribution from Mexico Natural Gas Pipelines primarily due to earnings from Mazatlán beginning in December 2016, partially offset by the impairment of our equity investment in TransGas.

Notable recent developments include:
Canadian Natural Gas Pipelines:

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Canadian Mainline: On September 21, 2017, the NEB approved the long-term fixed price (LTFP) service, as filed, with an effective date of November 1, 2017. This new service allows us to transport 1.5 PJ/d (1.4 Bcf/d) of natural gas at a simplified toll of $0.77/GJ for a ten year term from the Alberta / Saskatchewan border to the Dawn Hub in southern Ontario and provides shippers with toll certainty and improved market access.

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NGTL System: In March 2017, we filed an application with the NEB for a variance to the existing approvals for the North Montney project on the NGTL System to remove the condition that the project could only proceed once a positive final investment decision is made for the Pacific Northwest LNG project (PNW LNG). North Montney is now under-pinned by restructured, 20-year commercial contracts with shippers and is not dependent on the LNG project proceeding. On September 7, 2017, the NEB provided notice that a public hearing process would be used to consider our variance application. The NEB also stated it would consider the continued appropriateness and applicability of the tolling decisions and associated conditions of the original approval. On October 26, 2017, the NEB issued the Hearing Order indicating the oral portion of the hearing will begin the week of January 22, 2018 with a decision to follow within 12 weeks after the hearing conclusion.

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Prince Rupert Gas Transmission: In July 2017, we were notified that PNW LNG would not be proceeding with their proposed LNG project and that Progress Energy (Progress) would be terminating their agreement with us for development of the PRGT project, effective August 10, 2017. In accordance with the terms of the agreement, all project costs incurred to advance the project, including carrying charges, are fully recoverable upon termination. As a result, we received a payment of $0.6 billion from Progress in October 2017.

U.S. Natural Gas Pipelines:

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Rayne XPress: Rayne Xpress was placed in service November 2, 2017. This Columbia Gulf project will transport approximately 1.1 PJ/d (1.0 Bcf/d) of supply from an interconnect with the Leach XPress pipeline project, and another interconnect, to markets along the system and to the Gulf Coast.

•	Midstream: The Gibraltar Midstream project, a 1,000 TJ/d (934 MMcf/d) dry gas header pipeline in southwest Pennsylvania, was placed in service November 1, 2017.

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Leach XPress: The Leach XPress project is expected to have a US$100 million increase in its capital project cost due to delays caused by weather on the project's construction schedule and the resulting increase in contractor costs. Leach XPress is expected to be placed in service in early January 2018.

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FERC Update: The FERC regained a quorum of three commissioners in August 2017 and two additional commissioners were approved by the U.S. Senate on November 2, 2017. The FERC has stated that it intends to expeditiously address the resulting backlog of pending applications. We expect the FERC certificates for the WB XPress, Mountaineer XPress and Gulf XPress projects to be received in fourth quarter 2017.

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Mountaineer XPress: The Mountaineer XPress project is expected to have a US$600 million increase in its capital project cost due to increased construction cost estimates. As a result of a cost sharing mechanism, overall project returns are not anticipated to be materially affected. Mountaineer XPress is expected to be placed in service in fourth quarter 2018.

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Buckeye Xpress: The Buckeye XPress project (BXP) represents an up-sizing of an existing pipeline replacement project under our Columbia Gas modernization program. The US$0.2 billion cost to up-size the replacement pipe and install compressor upgrades will enable us to offer 290 TJ/d (275 MMcf/d) of incremental pipeline capacity to accommodate growing Appalachian production. We expect BXP to be placed in service in late 2020.

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Portland XPress Project: PNGTS has executed Precedent Agreements with several local distribution companies (LDCs) in New England and Atlantic Canada to re-contract certain system capacity set to expire in 2019, as well as expand the PNGTS system to bring its certificated capacity up to 280 TJ/d (265 MMcf/d). The approximately US$80 million Portland XPress Project (PXP) will proceed concurrently with upstream capacity expansions. The in-service dates of PXP are being phased-in over a three year period beginning November 1, 2018.

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Great Lakes impact from Canadian Mainline's LTFP: In conjunction with the Canadian Mainline's LTFP service, Great Lakes entered into a new 10-year gas transportation contract with the Canadian Mainline. This contract received NEB approval in September 2017 and became effective on November 1, 2017. This contract contains volume reduction options up to full contract quantity beginning in year three.

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Great Lakes Rate Case: On October 30, 2017, Great Lakes filed a rate settlement with the FERC to satisfy its obligations from its 2013 rate settlement for new rates to be in effect by January 1, 2018. The 2017 Great Lakes Settlement, if approved by the FERC, will decrease Great Lakes’ maximum transportation rates by 27 per cent beginning October 1, 2017. Great Lakes expects that the impact from other changes, including the recent long-term transportation contract with the Canadian Mainline as described above, other revenue opportunities on the system and the elimination of the revenue sharing mechanism with its customers, will more than offset the full year impact of the reduction in Great Lakes’ rates beginning in 2018. The 2017 Great Lakes Settlement does not contain any moratorium and Great Lakes will be required to file for new rates no later than March 31, 2022, with new rates to be effective October 1, 2022.

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Northern Border: Northern Border and its shippers have been engaged in settlement discussions, and have recently agreed to a settlement-in-principle addressing all rate and service related issues raised during the settlement discussions. Northern Border plans to file a settlement agreement with the FERC before the end of the year, reflecting the settlement-in-principle, precluding the need to file a general rate case as contemplated by its 2012 Settlement. Northern Border anticipates that the FERC will accept the settlement agreement and that it will be unopposed. This will provide Northern Border with rate stability over the longer term. At this time, we do not believe that the final outcome of the settlement will have a material impact on our consolidated results. We have a 13 per cent indirect ownership interest in Northern Border through TC PipeLines, LP.

Liquids Pipelines:

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Energy East and Related Projects: On September 7, 2017, we requested the NEB suspend the review of the Energy East and Eastern Mainline project applications for 30 days to provide time for us to conduct a careful review of the NEB's changes, announced on August 23, 2017, regarding the list of issues and environmental assessment factors related to the projects and how these changes impact the projects' costs, schedules and viability.

On October 5, 2017, after careful review of the changed circumstances, we informed the NEB that we will not be proceeding with the Energy East and Eastern Mainline project applications. We have also notified Québec’s Ministère du Developpement durable, de l’Environnement, et de la Lutte contre les changements climatiques that we are withdrawing the Energy East project from the environmental review process. As the Energy East pipeline was also to provide transportation services for the Upland pipeline, the U.S. Department of State was notified on October 5, 2017, that we will no longer be pursuing the U.S. Presidential Permit application for that project.
We are reviewing the approximate $1.3 billion carrying value of the projects, including AFUDC capitalized since inception, and expect an estimated $1 billion after-tax non-cash charge will be recorded in our fourth quarter 2017 results. We ceased capitalizing AFUDC on the projects effective August 23, 2017, the date of the NEB's announced scope changes. With Energy East’s inability to reach a regulatory decision, no recoveries of costs from third parties are expected.

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Keystone XL: Given the passage of time since the Keystone XL Presidential Permit application was previously denied in November 2015, we are updating the shipping contracts and anticipate the core contract shipper group will be modified with the introduction of new shippers and reductions in volume commitments by other shippers. We anticipate commercial support for the project to be substantially similar to that which existed when we first applied for a Keystone XL pipeline permit.

In July 2017, we launched an open season to solicit additional binding commitments from interested parties for transportation of crude oil on the Keystone Pipeline and for the Keystone XL pipeline project from Hardisty, Alberta to markets in Cushing, Oklahoma and the U.S. Gulf Coast. On September 6, 2017, we extended this open season to October 26, 2017 due to the impact caused by Hurricane Harvey to Houston, Texas and parts of the U.S. Gulf Coast. We are currently analyzing the results of the open season.
In February 2017, we filed an application with the Nebraska Public Service Commission (PSC) seeking approval for the Keystone XL pipeline route through that state. In August 2017, the Nebraska PSC concluded the public hearing for the Keystone XL pipeline and final written submissions were submitted in September 2017. The Nebraska PSC will review all comments gathered from the public meetings, the written submissions and the hearing before making a final decision on the route permit which is expected by the end of November 2017.

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Grand Rapids: In late August 2017, the Grand Rapids pipeline, jointly owned by TransCanada and PetroChina Canada Ltd., was placed in service. The 460 km (287 mile) pipeline plays a key role in connecting producing areas northwest of Fort McMurray, Alberta, to terminals in the Edmonton / Heartland region.

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Northern Courier: Northern Courier, a 90 km (56 mile) pipeline which transports bitumen and diluent between the Fort Hills mine site and Suncor Energy's terminal located north of Fort McMurray, Alberta, achieved commercial in-service on November 1, 2017.

Energy:

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Sale of Ontario Solar Assets: On October 24, 2017, we entered into an agreement to sell our Ontario Solar portfolio, comprised of eight facilities with a total generating capacity of 76 MWs, to Axium Infinity Solar LP for approximately $540 million. The sale is expected to close by the end of 2017, subject to certain regulatory and other approvals, and will include customary closing adjustments. The transaction is expected to result in an estimated gain of $130 million before tax ($100 million after tax) to be recognized upon closing.

Corporate:

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Common Share Dividend: Our Board of Directors declared a quarterly dividend of $0.625 per share for the quarter ending December 31, 2017 on TransCanada's outstanding common shares. The quarterly amount is equivalent to $2.50 per common share on an annualized basis.

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Medium Term Note Issuance: In September 2017, TransCanada issued $1 billion of Medium Term Notes comprised of $300 million of 10.5-year notes at an interest rate of 3.39 per cent and $700 million of 30-year notes at an interest rate of 4.33 per cent.

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Dividend Reinvestment Plan (DRP): To date in 2017, the participation rate in our DRP has been approximately 36 per cent of common share dividends, resulting in $594 million of common equity issued under the program year-to-date.

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ATM Equity Issuance Program: In June 2017, we established an At-The-Market (ATM) equity issuance program that allows us to issue common shares from treasury having an aggregate gross sales price of up to $1.0 billion or their U.S. dollar equivalent, from time to time, at our discretion, at the prevailing market price when sold through the Toronto Stock Exchange or the New York Stock Exchange. The ATM program, which is effective for a 25-month period, will be activated at our discretion, if and as required, based on the spend profile of TransCanada’s capital program and relative cost of other funding options. At September 30, 2017, no common shares had been issued under the program.

Teleconference and Webcast:
We will hold a teleconference and webcast on Thursday, November 9, 2017 to discuss our third quarter 2017 financial results. Russ Girling, TransCanada President and Chief Executive Officer, and Don Marchand, Executive Vice-President and Chief Financial Officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 9 a.m. (MT) / 11 a.m. (ET).
Members of the investment community and other interested parties are invited to participate by calling 800.898.3989 or 416.406.0743 (Toronto area) and enter passcode 5745518#. Please dial in 10 minutes prior to the start of the call. A live webcast of the teleconference will be available at www.transcanada.com.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on November 16, 2017. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 7183649#.
The unaudited interim condensed Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.
With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's largest provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada owns or has interests in approximately 6,200 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America's leading liquids pipeline systems that extends approximately 4,800 kilometres (3,000 miles) connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
Forward Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 8, 2017 and the 2016 Annual Report to shareholders filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable EBITDA, comparable distributable cash flow, comparable funds generated from operations, comparable earnings per share and comparable distributable cash flow per share, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. For more information on non-GAAP measures, refer to TransCanada's Quarterly Report to Shareholders dated November 8, 2017.

TransCanada Media Enquiries:
Mark Cooper / Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522